Mercedes-Benz Auto Lease Trust 2021-B
Investor Report
Collection Period Ended 31-Oct-2021
Page 1 of 6

Amounts in USD

Dates

Collection Period No.	5			
Collection Period (from... to)	1-Oct-2021	31-Oct-2021		
Determination Date	10-Nov-2021			
Record Date	12-Nov-2021			
Payment Date	15-Nov-2021			
Interest Period of the Class A-1 Notes (from... to)	15-Oct-2021	15-Nov-2021	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 11/15/202	15-Oct-2021	15-Nov-2021	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	264,600,000.00	90,155,241.51	51,599,250.91	38,555,990.60	145.714250	0.195009
Class A-2 Notes	452,600,000.00	452,600,000.00	452,600,000.00	0.00	0.000000	1.000000
Class A-3 Notes	452,600,000.00	452,600,000.00	452,600,000.00	0.00	0.000000	1.000000
Class A-4 Notes	120,120,000.00	120,120,000.00	120,120,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,289,920,000.00**	**1,115,475,241.51**	**1,076,919,250.91**	**38,555,990.60**		
Overcollateralization	180,079,530.12	180,074,942.44	180,074,942.44			
Total Securitization Value	**1,469,999,530.12**	**1,295,550,183.95**	**1,256,994,193.35**			
present value of lease payments	683,921,034.56	554,393,795.56	528,837,826.50			
present value of Base Residual Value	786,078,495.56	741,156,388.39	728,156,366.85			

	Amount	Percentage
Initial Overcollateralization Amount	180,079,530.12	12.25%
Target Overcollateralization Amount	180,074,942.44	12.25%
Current Overcollateralization Amount	180,074,942.44	12.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	38,555,990.60	145.714250
Class A-2 Notes	0.220000%	82,976.67	0.183333	82,976.67	0.183333
Class A-3 Notes	0.400000%	150,866.67	0.333333	150,866.67	0.333333
Class A-4 Notes	0.510000%	51,051.00	0.425000	51,051.00	0.425000
Total		**284,894.34**		**$38,840,884.94**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	**1,396,499,553.61**	**1,222,050,207.44**	**1,183,494,216.84**

Available 2021-B Collections	
Lease Payments Received	22,718,007.03
Net Sales Proceeds-early terminations (incl Defaulted Leases)	17,976,466.27
Net Sales Proceeds-scheduled terminations	7,935,343.73
Excess wear and tear included in Net Sales Proceeds	2,565.57
Excess mileage included in Net Sales Proceeds	17,578.88
Subtotal	**48,629,817.03**
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	462.83
Total Available Collections	**48,630,279.86**

Distribution on the Exchange Note	
(1) Total Servicing Fee	1,079,625.15
Nonrecoverable Advances to the Servicer	0.00
(2) Exchange Note Interest Distributable Amount (0.52%)	529,555.09
(3) Exchange Note Principal Distributable Amount	38,555,990.60
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount	0.00
(5) Remaining Funds Payable	8,465,109.02
Total Distribution	**48,630,279.86**

Available Funds ABS Notes	
Total Exchange Note Payments	39,085,545.69
Reserve Account Draw Amount	0.00
Total Available Funds	**39,085,545.69**

Distributions ABS Notes	
(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	284,894.34
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	38,555,990.60
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	244,660.75
Total Distribution	**39,085,545.69**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	1,079,625.15	1,079,625.15	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	284,894.34	284,894.34	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	82,976.67	82,976.67	0.00
thereof on Class A-3 Notes	150,866.67	150,866.67	0.00
thereof on Class A-4 Notes	51,051.00	51,051.00	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	284,894.34	284,894.34	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	38,555,990.60	38,555,990.60	0.00
Principal Distribution Amount	38,555,990.60	38,555,990.60	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,674,998.83
Reserve Fund Amount - Beginning Balance	3,674,998.83
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	31.21
minus Net Investment Earnings	31.21
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,674,998.83
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	31.21
Net Investment Earnings on the Exchange Note	
Collection Account	431.62
Investment Earnings for the Collection Period	462.83

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,469,999,530.12	32,998
Securitization Value beginning of Collection Period	1,295,550,183.95	30,498
Principal portion of lease payments	15,967,571.22	
Terminations- Early	13,855,267.55	
Terminations- Scheduled	6,606,894.99	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	2,126,256.84	
Securitization Value end of Collection Period	1,256,994,193.35	29,849
Pool Factor	85.51%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	6.58%	6.58%
Weighted Average Remaining Term (months)	29.51	25.77
Weighted Average Seasoning (months)	11.34	15.18
Aggregate Base Residual Value	917,070,196.49	829,533,866.68
Cumulative Turn-in Ratio		19.62%
Proportion of base prepayment assumption realized life to date		205.20%
Actual lifetime prepayment speed		0.67%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,253,393,926.30	29,780	99.71%
31-60 Days Delinquent	2,574,313.18	51	0.20%
61-90 Days Delinquent	880,871.18	15	0.07%
91-120 Days Delinquent	145,082.69	3	0.01%
Total	1,256,994,193.35	29,849	100.00%

Delinquency Trigger			**5.147%**
60+ Delinquency Leases to EOP Aggregate Securitization Value			0.082%
Delinquency Trigger occurred			No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	2,020,006.25	47	5,367,832.69	133
Liquidation Proceeds	1,875,860.62		5,301,878.76	
Recoveries	92,731.83		120,068.75	
Principal Net Credit Loss / (Gain)	51,413.80		(54,114.82)	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.048%
Prior Collection Period	0.084 %
Second Prior Collection Period	(0.049%)
Third Prior Collection Period	(0.070%)
Four Month Average	0.003%

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   (0.004)%

Average Net Credit Loss / (Gain)   (406.88)

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	20,568,413.13	602	103,779,074.65	3,015
Sales Proceeds and Other Payments Received	23,877,731.07		120,414,674.00	
Residual Loss / (Gain)	(3,309,317.94)		(16,635,599.35)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(3.112)%
Prior Collection Period	(3.390%)
Second Prior Collection Period	(2.941%)
Third Prior Collection Period	(2.385%)
Four Month Average	(2.957)%

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (1.132)%

Average Residual Loss / (Gain)   (5,517.61)